Via EDGAR

March 12, 2014

U.S. Securities and Exchange Commission

Attention: Filing Desk

450 Fifth Street, N.W.

Washington, DC 20549

Re:	The Managers Funds

Filing Nos: 002-84012; 811-03752

Joint Investment Company Blanket Bond

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended, enclosed herewith for filing are the following documents:

•	A copy of the joint Investment Company Blanket Bond underwritten by St. Paul Fire and Marine Insurance Company (the “Bond”);

•	A certification of the resolutions of a majority of the independent trustees of The Managers Funds approving the form and the amount of the Bond at a Regular Meeting of the Board of Trustees held on December 12-13, 2013;

•	A copy of the Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries among Managers AMG Funds, The Managers Funds, Managers Trust I, Managers Trust II, Managers Investment Group LLC and Managers Distributors, Inc.

•	A statement showing the amount of the single insured bond which The Managers Funds would have provided and maintained if it was not named as a joint insured, and the period for which premiums have been paid.

If you have any questions with respect to this filing, please do not hesitate to contact me at (203) 299-3522.

Regards,

/s/ Donald S. Rumery
Donald S. Rumery
Treasurer and Chief Financial Officer
The Managers Funds

Enclosures

Cc:	Lewis Collins

Affiliated Managers Group, Inc.

Gregory C. Davis

Ropes & Gray LLP

THE MANAGERS FUNDS

RESOLUTION FOR APPROVAL OF INVESTMENT COMPANY

BLANKET BOND POLICY

I, Donald S. Rumery, a duly authorized officer of The Managers Funds (the “Trust”), do hereby certify that the following resolutions were approved at a Regular Meeting of the Board of Trustees of the Trust held on December 12-13, 2013, by a majority of the Trustees who are not “interested persons” of the Trust.

RESOLVED:	That with due consideration of all relevant factors, including, but not limited to, (i) the value of the aggregate assets of the Trusts to which any covered person may have access, (ii) the type and the terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of the securities in the Trusts’ portfolios, as well as (iv) the number of the other parties named as insureds, (v) the nature of the business activities of such other parties, (vi) the amount of the joint insured bond, (vii) the amount of the premium for such bond, (viii) the ratable allocation of the premium among all parties named as insureds, and (ix) the extent to which the share of the premium allocated to any Trust is less than the premium such Trust would have had to pay if it had provided and maintained a single insured bond, the blanket joint fidelity bond against larceny and embezzlement, covering certain officers and employees of the Trusts and the Managers Entities in place for the Trusts through December 31, 2014 (the “Fidelity Bond”), as required by Rule 17g-1 promulgated under the 1940 Act, including the premium to be paid by each Trust under the Fidelity Bond, be, and it hereby is, approved by the Trustees, including a majority of the Independent Trustees, in substantially the form presented to the Meeting with such changes as discussed at the Meeting; and be it further

RESOLVED:	That the aggregate amount of coverage provided by the Fidelity Bond is at least the minimum amount required under Rule 17g-1, and that the Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries (the “Fidelity Sharing Agreement”) among the Managers Entities and the Trusts with respect to allocation of the proceeds of the policy provides for priority to the Trusts to this extent, the entire amount of the premium shall be borne 20.2% by the Managers Entities and 79.8% by the Trusts, with each Trust being allocated its pro rata share of such amount as determined with reference to the minimum amount of coverage that each such Trust is required to maintain; and be it further

RESOLVED:

That the premium allocated to a Trust shall be further allocated to each portfolio of that Trust pro rata in accordance with the relative net assets of each portfolio, provided that the Fidelity Bond premium paid by the Trust shall be reallocated from time to time to allow for changes during the policy year arising from the addition of joint insureds to the Fidelity Bond, the growth or loss of gross assets of the Trust’s various portfolios during the year, or the liquidation or merger of named insureds; and be it further

RESOLVED:	That the Fidelity Sharing Agreement, in substantially the form presented to the Meeting, be, and it hereby is, approved by the Trustees, including a majority of the Independent Trustees, with respect to each Trust and that the officers of each Trust be, and they hereby are, authorized to prepare and enter into the Fidelity Sharing Agreement with such changes thereto as the officers of the Trusts determine, on advice of counsel, to be necessary or appropriate; and be it further

RESOLVED:	That the Trustees hereby designate the Treasurer of each Trust as the officer who shall make all filings with the Securities and Exchange Commission and give all notices to the Trustees which shall at any time be required by paragraph (g) of Rule 17g-1 of the 1940 Act.

SIGNED BY:	/s/ Donald S. Rumery
DONALD S. RUMERY
Treasurer and Chief Financial Officer
The Managers Funds

DATED:	March 12, 2014

AGREEMENT CONCERNING

ALLOCATION OF FIDELITY BOND PREMIUMS AND RECOVERIES

THIS AGREEMENT dated December 13, 2013, by and among Managers AMG Funds (the “AMG Trust”), a Massachusetts business trust, The Managers Funds (the “Managers Funds Trust”), a Massachusetts business trust, Managers Trust I (the “Managers Trust I”), a Massachusetts business trust, and Managers Trust II (the “Managers Trust II”), a Massachusetts business trust, each acting on behalf of its portfolio series (each, a “Series”), Managers Investment Group LLC (the “Adviser”) and Managers Distributors, Inc. (the “Distributor”)(the Adviser, the Distributor, AMG Trust, Managers Funds Trust, Managers Trust I and Managers Trust II sometimes individually hereinafter referred to as a “Party” or collectively as the “Parties”).

WHEREAS, the Adviser and the Distributor (sometimes collectively referred to herein as the “Manager”) serve as investment adviser and distributor, respectively, for each Series of AMG Trust, Managers Funds Trust, Managers Trust I and Managers Trust II (collectively, the “Trusts”) and may from time to time hereafter act in the same capacity with respect to other Investment Companies; and

WHEREAS, the Trusts and the Manager have been named as insureds (“Insureds”) under a fidelity bond (the “Bond”) which is intended to satisfy the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended; and

WHEREAS, the Trusts and the Manager desire to enter into this Agreement in accordance with the requirements of Rule 17g-1(f) to assure that premiums on the Bond and any recovery received under the Bond are allocated in a fair and equitable manner:

NOW THEREFORE, the Trusts and the Manager do hereby agree as follows:

1.	The Manager shall pay and each Trust shall pay, on behalf of itself and its Series, a percentage of the premiums on the Bond based upon each Party’s proportionate share of the sum of the premiums that would have been paid by the Party if such Bond were purchased separately by the Party, as determined based upon the recommendation received annually from the insurance company for the Bond, subject to acceptance by the Trusts and the Manager. The premium paid by each Trust shall be allocated to each Series thereof in such equitable manner as may be determined from time to time by the Board of Trustees of the Trust. From time to time, adjustments may be made to the percentage of the premiums paid by the Manager by mutual agreement among the Manager and the Trusts. From time to time adjustments may be made by mutual agreement of the Trusts to the portion of the premiums theretofore paid by a Trust, based on a subsequent change or changes in the net assets of one or more Trusts or the addition or withdrawal of a Trust or Series pursuant to this Agreement.

2.	In the event that the claims of loss of two or more Parties as Insureds under the Bond are so related that the insurer is entitled to assert that the claims must be aggregated, the following rules shall apply for determining the priorities for satisfaction of the claims under the Bond:

A.	First, all claims of each Trust which have been duly proven and established under the Bond shall be satisfied up to the minimum amount of the Bond required for such Trust under Rule 17g-1(d); and

B.	Second, the remaining amount of recovery, if any, shall then be applied to claims of the Parties in proportion to the total of the unsatisfied amount of the claims of all such Parties.

3.	If the Manager in the future serves as an investment adviser, sub-adviser, distributor or administrator to any other investment company or additional series of shares of the Trusts (an “Additional Series”) and if the Insurer is willing to add the Additional Series as a named insured under the Bond, such Additional Series shall become subject to this Agreement. Such Additional Series shall pay the incremental cost of the increase in premium for the period until the next anniversary date of the Bond at which time its portion of the Bond will be determined in accordance with paragraph 1. In the event the Insurer is willing to add the Additional Series as an Insured under the Bond with no additional premium, the Parties may, by mutual agreement, reallocate to such Additional Series an equitable portion of the premium previously paid (the “Reallocated Amount”) and the Additional Series shall be obligated to pay to the other Series and/or Parties its pro rata share of the Reallocated Amount as determined based upon the ratio that amount of the premium previously paid by each such Series and/or Party bears to the amount of the premium previously paid by all such Series and/or Parties.

4.	This Agreement shall become effective as of the date first above written, and shall remain in full force and effect with respect to the Bond during the effective period of the Bond as specified therein.

5.	The obligations of the Trusts which are organized as Massachusetts business trusts, or any other investment company organized as a Massachusetts business trust which may be added pursuant to Section 3 under this Agreement, are not binding upon any of the trustees or holders of shares of beneficial interest of any such trust individually, but bind only the respective trust estate of each.

This Agreement shall supersede all prior agreements entered into among the Trusts and the Adviser and/or the Distributor with respect to the same matters.

IN WITNESS WHEREOF, the Trusts and the Manager have caused this Agreement to be executed by an officer thereunto duly authorized as of the date first above written.

MANAGERS AMG FUNDS

By:	/s/ Donald S. Rumery
Name:	Donald S. Rumery
Title:	Treasurer and Chief Financial Officer

THE MANAGERS FUNDS

By:	/s/ Donald S. Rumery
Name:	Donald S. Rumery
Title:	Treasurer and Chief Financial Officer

MANAGERS TRUST I

By:	/s/ Donald S. Rumery
Name:	Donald S. Rumery
Title:	Treasurer and Chief Financial Officer

MANAGERS TRUST II

By:	/s/ Donald S. Rumery
Name:	Donald S. Rumery
Title:	Treasurer and Chief Financial Officer

MANAGERS INVESTMENT GROUP LLC

By:	/s/ Donald S. Rumery
Name:	Donald S. Rumery
Title:	Senior Vice President

MANAGERS DISTRIBUTORS, INC.

By:	/s/ Steven J. Adams
Name:	Steven J. Adams
Title:	Treasurer and Chief Financial Officer

STATEMENTS REQUIRED UNDER RULE 17g-1

I, Donald S. Rumery, a duly authorized officer of The Managers Funds (the “Trust”), do hereby attest that the following statements are true and accurate.

(1)	The Joint Investment Company Blanket Bond for the Trust is effective and premiums have been paid for the period January 1, 2014 to January 1, 2015; and

(2)	The following is the amount of a single insured bond which The Managers Funds would have provided and maintained if it was not named as a joint insured:

The Managers Funds	$2,100,000

SIGNED BY:	/s/ Donald S. Rumery
Donald S. Rumery
Treasurer and Chief Financial Officer
The Managers Funds

DATED:	March 12, 2014

TRAVELERS

INVESTMENT COMPANY BLANKET BOND

St. Paul Fire and Marine Insurance Company

St. Paul, Minnesota 55102-1396
(A Stock Insurance Company, herein called Underwriter)

DECLARATIONS **BOND NO.** ZBN-15R91695-14-N2

Item 1. Name of Insured (herein called Insured):
Managers Investment Group LLC

Principal Address:
800 Connecticut Ave.
Norwalk, CT 06854

Item 2. Bond Period from 12:01 a.m. on 01/01/14 to 12:01 a.m. on 01/01/15 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability
Subject to Sections 9, 10, and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A - FIDELITY	$8,100,000	$25,000
Insuring Agreement B - AUDIT EXPENSE	$25,000	$25,000
Insuring Agreement C - PREMISES	$8,100,000	$25,000
Insuring Agreement D - TRANSIT	$8,100,000	$25,000
Insuring Agreement E - FORGERY OR ALTERATION	$8,100,000	$25,000
Insuring Agreement F - SECURITIES	$8,100,000	$25,000
Insuring Agreement G - COUNTERFEIT CURRENCY	$8,100,000	$25,000
Insuring Agreement H - STOP PAYMENT	$25,000	$5,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000
OPTIONAL COVERAGES ADDED BY RIDER:		
J - Computer Systems	$8,100,000	$25,000
K - Unauthorized Signature	$25,000	$5,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions

ICB001 Rev. 7/04
© 2004 The Travelers Indemnity Company. All rights reserved.
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